Contact

www.linkedin.com/in/
jeffreymcchesney (LinkedIn)
www.targetarm.com (Company)

Top Skills

Positive Discipline
Owner-managed businesses
Politics

Languages

French (Limited Working)
English (Native or Bilingual)
Dutch (Elementary)

Certifications

Six Sigma Black Belt
Fighter Weapons Instructor
Project Management Professional (PMP)
Airline Transport Pilot (ATP)

Honors-Awards

Distinguished Graduate
Distinguished Graduate
Guggenheim Fellow

Publications

The Defense Department's Role in Humanitarian and Disaster Relief (HDR)

Patents

PIN ARRAY CHAMBER SYSTEMS AND METHODS FOR RELEASING AND CAPTURING MOVING OBJECTS

PIN ARRAY CHAMBER SYSTEMS AND METHODS FOR RELEASING AND CAPTURING A MOVING OBJECT - SPACE

PIN ARRAY CHAMBER SYSTEMS AND METHODS FOR RELEASING

Jeffrey McChesney

Chairman, CEO & Founder @ Target Arm Inc. | Harvard AE Accelerator 2025, Techstars Air Force Accelerator 2020, Endless Frontier Labs Accelerator 2020
Ridgefield, Connecticut, United States

Summary

STRATEGIC LEADERSHIP FOCUSED ON VALUE CREATION & PERFORMANCE
HEDGE FUND – PRIVATE EQUITY – WEALTH MANAGEMENT – VENTURE CAPITAL

Executive leadership with broad experience across financial industry with emphasis on alternative investments. Founded, ran, and consulted startups; conducted analyses of potential acquisitions. Key participant in decision making in wealth management. Passion for driving financial and operational teams to success.

Deep operational experience, financial acumen, and intuitive ability to assess risk. Adept at due diligence, risk management and asset protection. Experience in dealing with very large and complex estates/assets. Critical thinker for analyzing risk, including buying companies, start-ups, capital investments and human capital. Angel Investor.

Skilled in capital formation. Led organization and investments in multiple companies. Designed materials and financial analyses to raise capital, including SEC filings. Key advisor to one of world’s top investors. Persuasively raised capital by focusing on value propositions. Conducted over 400 investor presentations with 25% success rate.

Generalist Skill Set – Very Broad Abilities – Rock Solid Values
*Multi-Faceted Leadership
*Pursuit of Excellence
*Asset Management
*Impeccable Integrity
*Dealing with Ambiguity
*Risk Management

AND CAPTURING A MOVING OBJECT - MARITIME

Experience

Target Arm Inc.
CEO & Founder, Chairman of the Board
January 2020 - Present (6 years 8 months)
Ridgefield, CT

CEO & Founder, Chairman of the Board, Inventor. Stared to the company to enable drones to launch and recover from any moving platform, vehicle or vessel, autonomously.

TA Properties New Milford LLC
Managing Member
December 2022 - Present (3 years 9 months)
Ridgefield, Connecticut, United States

Wholly owned by Target Arm Inc., this is a holding company for their purchased Laboratory.

Meriki Capital Inc.
President and Secretary
May 2020 - Present (6 years 4 months)
Ridgefield, Connecticut, United States

Personal Family Office

MJM Creations LLC
Managing Member
July 2022 - Present (4 years 2 months)
Ridgefield, Connecticut, United States

Company is a family entity to retain the art legacy of my son, Marc J. McChesney, 1985-2021. His primary book will be "Tommy Thumb Song Book" expected to publish in 2024.

Gladiator Therapeutics
Advisor, Board of Advisors
August 2020 - Present (6 years 1 month)
Allentown, Pennsylvania, United States

Gladiator Therapeutics is a leading research and development company specializing in Far Infrared Technology. The company is dedicated to offering new devices for medical conditions with few treatment options, that can benefit from the cellular regeneration properties of our patented technology.

CyberMeld
Owner
April 2013 - October 2019 (6 years 7 months)
Ridgefield, CT

Highly selective strategic engagements spanning Private Equity and Venture Capital opportunities in cybersecurity, photonics, healthcare IT systems and Unmanned Aerial Vehicles (UAV).
Currently, leveraging strategy, financial acumen and business development to acquire and/or accelerate existing, and startup, firms in these market segments.

Patriot Growth Capital
Principal Managing Partner
January 2018 - August 2019 (1 year 8 months)
Ridgefield CT

Fills a void in the marketplace for the growing number of Veteran businessmen and businesswomen needing advice, access to institutional capital and mentoring; while at the same time fulfilling our burning desire to give back to those who have freely sacrificed so much for our country.

Bridgewater Associates
CEO/Dalio Family Office; CEO/Executive Finance
July 2012 - April 2013 (10 months)
Westport, CT

NOTE: Specific details regarding this position are extremely confidential. As highly trustworthy confidante, managed personal assets of private individual, utilizing utmost privacy, confidentiality and discretion.

Responsible for providing operational infrastructure to manage personal/private assets and undertakings of Ray Dalio, founder and co-CEO of Bridgewater (#48 on 2016 Forbes Billionaires list), and his family. Built working relationship with founder to develop insightful understanding of vision and current/long-term needs of family to manage operations.

Venture Capital and Consulting Group
Member Manager, Partner
January 2005 - June 2012 (7 years 6 months)
Danbury, CT

Provides capital, consulting and business development to high technology startups. Conduct due diligence and interviews for prospective companies. Angel investments. Three patents pending.

JETERA Inc.
CEO & President
January 2006 - August 2011 (5 years 8 months)
Danbury, CT

Entrepreneur. Full P/L. Designed high technology (Web 2.0) startup from inception, to include $5M capital raise. Developed corporate entity, marketing, fund-raising strategy, options plan, corporate culture, systems design and pricing strategy. Directed all aspects of business, with intense focus on business development and systems design using agile development.
via internet, mobile, POS and airline seatback screens.

Balaya, LLC
Founder and Board of Directors
April 2007 - July 2011 (4 years 4 months)
Savannah, Georgia Area

Internet-powered collaboration tools, social networking and personal news channels.

e-JITI II, Inc.
CEO & President
October 2003 - December 2009 (6 years 3 months)
Ridgefield, CT

Entrepreneur. Full P/L. Designed, developed and implemented industry-leading digital Document & Content Management Systems enabling airlines to deploy paperless cockpits through Electronic Flight Bags.

Atlas Air, Inc.
Vice President, Operations
November 1999 - April 2003 (3 years 6 months)
Purchase, NY

Translated BOD's strategic goals to reduce costs and increase efficiency. Created & managed $49M corporate division with 34 staff and 5 departments: Process Excellence, Business Metrics, Global Facilities, Document Services and all Travel Operations (520 staff/800 aircrew). Reported directly to the President/COO.

The Joint Staff
Chief, Western Hemisphere Division
June 1998 - November 1999 (1 year 6 months)
Washington D.C.

Primary Advisor providing politico-military advice and planning to the Chairman of the Joint Chiefs of Staff and the National Security Council concerning all 34 countries in the Western Hemisphere (North and South America). Led an extremely capable team of 14 Senior Analysts, all superstars from their own services. Expert strategist within J-5 (Strategic Plans and Policy): the world's preeminent strategy and policy staff.

Secretary of the Air Force
Chief, Senate Liaison
July 1997 - June 1998 (1 year)
United States Capital, Washington D.C.

Primary Advisor and Liaison to the US Senate for the Air Force. Managed Senate office on Capitol Hill with six staff members. Personally informed Senators and their staffs on key Air Force programs and policies. Responsible for political counsel to the Secretary of the Air Force and Chief of Staff of the Air Force.

4404th Operations Group
Commander
July 1996 - July 1997 (1 year 1 month)
Dhahran and Prince Sultan Airbase, Saudi Arabia

- CEO equivalent. Managed 3,000 personnel/$6 billion assets in 4 countries. Led 15 squadrons, 25,000 combat sorties over Iraq.
- Responsible for flight, ground and maintenance operations for all Air Force flying in the Persian Gulf.
- Simultaneously built Prince Sultan Air Base, divested 800 personnel to Kuwait, and managed 100 daily flights over Iraq.
- Led total relocation of Riyadh and Dhahran operations. Moved 2,500 personnel, 90 aircraft, and equipment in <45 days.

Education

Harvard University
Post-Graduate Fellowship, National Security Fellow

Columbia University in the City of New York

Masters of Science, Civil Engineering, Aeronautical Engineering

Harvard University

Leadership Strategies for Senior Executives

United States Air Force Academy

Bachelor of Science, Aeronautical Engineering

Congressional Research Service

Advanced Legislative Institute